February 12, 2021

Katherine Hsu
Office Chief, Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2019-GC39 Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020 Filed November 27, 2020 File No. 333-226082-02

Dear Ms. Hsu:

We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) in connection with your letter dated January 29, 2021 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-D and ABS-EE (collectively, the “Filings”).  GSMSC acknowledges receipt of the Comment Letter providing comments to the Filings.  Consistent with the Comment Letter, we hereby advise you that GSMSC is continuing to review the related Filings and expects to complete its review and provide a response to the Staff’s comments within the next couple of weeks.  GSMSC greatly appreciates the Staff's cooperation in this regard.

Very truly yours,

/s/ Lisa J. Pauquette

Lisa J. Pauquette

cc:	Leah Nivison (GS Mortgage Securities Corporation II)

Lisa J. Pauquette   Tel +1 212 504-6298   Fax +1 212 504-6666   lisa.pauquette@cwt.com